CUSIP No. 87611R 30 6	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ___________________ SCHEDULE 13G (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 3)[1]
Targacept Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
87611R 30 6
(CUSIP Number)
December 31, 2009
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87611R 30 6	Page 2 of 5 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	EuclidSR Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	556,631 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	556,631 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	556,631 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	2.0%
12)	Type of Reporting Person	PN

CUSIP No. 87611R 30 6	Page 3 of 5 Pages

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	EuclidSR Biotechnology Partners, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	135,074 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	135,074 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	135,074 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.5%
12)	Type of Reporting Person	PN

CUSIP No. 87611R 30 6	Page 4 of 5 Pages

Amendment No. 3 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 26, 2007, Amendment No. 1 thereto filed on February 11, 2008 and Amendment No. 2 thereto filed on February 12, 2009 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

ESR Partners: 556,631 shares of Common Stock

ESR Biotech: 135,074 shares of Common Stock

(b) Percent of Class:

ESR Partners: 2.0%

ESR Biotech: 0.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

ESR Partners: 556,631 shares of Common Stock

ESR Biotech: 135,074 shares of Common Stock

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of:

ESR Partners: 556,631 shares of Common Stock

ESR Biotech: 135,074 shares of Common Stock

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -	Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

CUSIP No. 87611R 30 6	Page 5 of 5 Pages

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EUCLIDSR PARTNERS, L.P.
By:	EuclidSR Associates, L.P., General Partner
By:	/s/ Stephen K. Reidy
General Partner
EUCLIDSR BIOTECHNOLOGY PARTNERS, L.P.
By:	EuclidSR Biotechnology Associates, L.P., General Partner
By:	/s/ Stephen K. Reidy
General Partner

Date: February 2, 2010